Exhibit (a)(10)

                                  June 4, 2003

To Our Shareholders:

           On April 29, 2003, we sent you materials regarding the cash tender offer by Leucadia National Corporation, a New York corporation ("Leucadia"), to purchase, at a price of $2.75 per share, net to the seller in cash, without interest, all outstanding shares of our common stock, par value $1.00 per share (the "Common Stock") not already owned by Leucadia or its affiliates. In response to comments from the Securities and Exchange Commission, the Offer to Purchase dated April 29, 2003 (the "Offer to Purchase") has been amended. The expiration date of the tender offer, which is currently scheduled to expire 12:00 p.m. New York City time on June 4, 2003, has been extended. The tender offer, as extended, will expire at 9:00 a.m. New York City time on Wednesday, June 11, 2003.

           Enclosed is a copy of the Offer to Purchase as amended. We urge you to read it carefully. If you have any questions regarding the offer, please contact the Information Agent at the telephone number set forth on the back cover of the enclosed Offer to Purchase as amended.

                                                 Sincerely,

                                                 /s/ Rocco J. Nittoli

                                                 Rocco J. Nittoli
                                                 Chief Operating Officer
                                                 Allcity Insurance Company